

Greg Ehlers · 3rd

Chief Operating Officer at Boxabl

Las Vegas, Nevada, United States · 428 connections ·

Contact info

 **Boxabl**

 **Pepperdine Caruso Law**

Experience



Chief Operating Officer
Boxabl · Full-time
Feb 2021 – Present · 3 mos
Las Vegas, Nevada, United States

Boxabl Inc. is incorporating assembly line technology in the production of ESG compliant housing units. Our patented technology will produce a Boxabl unit every ninety minutes, ready for shipping and immediate consumer use.



Consultant
CMG Securities
2019 – Feb 2021 · 2 yrs



Managing Director
SRO Services
Jan 2016 – Feb 2021 · 5 yrs 2 mos
Greater New England Area

SRO Services offers a consolidated approach to the growing risk of cyber-attacks in the Registered Investment Advisers, Investment Advisers, and Broker Dealer Industry.

Our four part model: Regulatory, Technology, Legal inclusive of Insurance and Education is all encompassing but not overwhelming.

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Special Advisor

Rareview Macro LLC

May 2014 – Aug 2016 · 2 yrs 4 mos

Global

Rareview Macro is an advisory firm to some of the world's most influential investors and the publisher of Sight Beyond Sight, a daily financial publication focused on global macro themes.

Former Head of Business Development

Round Table Investment Management Company

Mar 2014 – Oct 2015 · 1 yr 8 mos

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Education



Pepperdine Caruso Law

Master of Dispute Resolution (MDR) , Law, cum laude

2019 – 2020



The University of Montana - School of Business Administration

BS in Finance and Economics

1982 – 1987

Licenses & certifications

Certified Information Systems Security Pro (CISSP)

ITU

Issued Mar 2017 · No Expiration Date

Cyber Security Awareness and Prevention

ITU

Issued Mar 2017 · No Expiration Date

Data Security Compliance

ITU

Issued Mar 2017 · No Expiration Date

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Skills

Equities

Hedge Funds

Fixed Income

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